UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Onex Falcon Direct Lending BDC Fund

(Name of Issuer)

Onex Falcon Direct Lending BDC Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Steven Gutman

21 Custom House Street, 10th Floor

Boston, MA 02110

(617) 412-2700

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

April 17, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on April 17, 2023 by Onex Falcon Direct Lending BDC Fund (the “Company”) in connection with an offer by the Company (the “Offer”) to purchase up to 613,037 of its outstanding common shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of March 31, 2023, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Statement.

This Amendment No. 1 is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit to state that the Company’s net asset value per Share as of March 31, 2023 is $24.47:

(a)(1)(iv)    Updated Letter to Shareholders

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEX FALCON DIRECT LENDING BDC FUND

By:	/s/ Steven Gutman
Name: Steven Gutman
Title: Secretary and General Counsel

Dated: April 25, 2023

EXHIBIT INDEX

EXHIBIT

(a)(1)(iv)	Updated Letter to Shareholders

EX-FILING FEES	Calculation of Filing Fee Tables